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                             July 13, 2023

       Frank D. Heuszel
       Chief Executive Officer
       Impact BioMedical Inc.
       275 Wiregrass Pkwy
       West Henrietta, NY 14586

                                                        Re: Impact BioMedical
Inc.
                                                            Amendment No. 12 to
Registration Statement on Form S-1
                                                            Filed June 30, 2023
                                                            File No. 333-253037

       Dear Frank D. Heuszel:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 27, 2023 letter.

       Amendment No. 12 to Registration Statement on Form S-1

       Capitalization, page 17

   1. We note your revised disclosures in response to prior comment 1. However, you did not address why
Non-controlling interest in subsidiary is included in Total capitalization. As previously requested,
please explain to us why you have included your Non-controlling interest in your Total
capitalization or remove the line item.
 Frank D. Heuszel
FirstName  LastNameFrank D. Heuszel
Impact BioMedical Inc.
Comapany
July       NameImpact BioMedical Inc.
     13, 2023
July 13,
Page  2 2023 Page 2
FirstName LastName
       You may contact Eric Atallah at 202-551-3663 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Darrin M. Ocasio, Esq.